 Exhibit 99.2

IFRS INR Press Release

Infosys (NSE, BSE: INFY) Announces Results for the Quarter ended June 30, 2016

Q1 Revenue growth at 1.4% qoq in INR terms; 1.7% in constant currency terms; 2.2% qoq in USD terms

Q1 Revenue growth at 16.9% yoy in INR terms; 10.9% yoy in USD terms

Added 3 clients to $100 million + category taking total count to 17

FY 17 revenue guidance revised to 10.5%-12.0% in constant currency

Bangalore, India – July 15, 2016

Financial Highlights

Consolidated results under International Financial Reporting Standards (IFRS) for the quarter ended June 30, 2016

Quarter ended June 30, 2016

•	Revenues were 16,782 crore for the quarter ended June 30, 2016 QoQ growth of 1.4%

YoY growth of 16.9%

•	Operating profit was 4,047 crore for the quarter ended June 30, 2016 QoQ decline of 4.1%

YoY growth of 17.4%

•	Net profit was 3,436 crore for the quarter ended June 30, 2016 QoQ decline of 4.5%

YoY growth of 13.4%

•	Earnings per share (EPS) was 15.03 for the quarter ended June 30, 2016 QoQ decline of 4.5%

YoY growth of 13.4%

•	Liquid assets including cash and cash equivalents and investments were 33,212 crore as on June 30, 2016 as compared to 34,468 crore as on March 31, 2016 and 30,235 crore as on June 30, 2015. Dividend payout of 3,256 crore was made during the quarter
•	The Nomination and Remuneration Committee of the Board of Directors of Infosys Limited at its meeting held on July 14, 2016, approved the grant of 1,857,820 RSU's at par value which shall be made on August 1, 2016, to a total of 7,898 eligible and identified high performing employees upto mid-level managers of the Company and its subsidiaries under the 2015 Employee Stock Compensation Plan. The RSU's shall vest over a period of four years from the date of grant which shall be exercisable within the period as approved by the committee. Out of these RSU’s, a total of 1,515,135 equity shares will be issued out of the existing treasury shares held by the Infosys Employee Benefits Trust and the balance will be in the form of ADR’s and Phantom stock rights.
•	In accordance with the Postal ballot approved by the shareholders on March 31, 2016, Dr. Vishal Sikka, CEO and Managing Director has been granted RSU's amounting to $ 2 Million which shall be made on August 1, 2016. The RSU's are time based and will vest over a period of 4 years subject to continuous service. The exercise price for the grant is equal to the par value of one share per RSU.

“We had unanticipated headwinds in discretionary spending in consulting services and package implementations as well as slower project ramp-ups in large deals that we had won in earlier quarters, resulting in a lower than expected growth in Q1,” said Dr. Vishal Sikka, CEO. “Despite this, I am very encouraged by our progress in the execution of our strategy. We launched Infosys MANA, our AI based approach to helping clients continuously renovate their business processes and have already delivered on first client successes. We continued to see strong momentum in large deal wins in which we are bringing the best of our Renew-New strategy to every deal; and we continued to see growth in our delivery services due to their renewal on the basis of Zero Distance, Design Thinking and automation. Going forward, we will continue our strong focus on our long-term goals and vision of transforming Infosys where open, intelligent technology amplifies people and frees them to innovate in a culture of learning and collaboration, while bringing operational excellence and cost discipline to every aspect of our business.”

“Our client additions and top client growth was strong during the quarter. Automation continues to be a core lever in the renewal of our traditional service offerings.” said U B Pravin Rao, COO. “We are making impactful internal process changes through our simplification initiatives with a focus on better employee experience and improved productivity.”, he added.

“Our focus on optimizing cost efficiency levers helped us during the quarter and our cash generation was strong” said M.D. Ranganath, CFO. “We navigated a volatile currency environment effectively.”

Outlook*

The Company’s outlook (consolidated) for the fiscal year ending March 31, 2017, under IFRS is as follows:

•	Revenues are expected to grow 10.5%-12.0% in constant currency*;
•	The above constant currency guidance translates to 11.7%-13.2% in INR terms based on March 31st rates and 13.7%-15.2% based on June 30th rates

*FY 16 constant currency rates - AUD/USD – 0.73; Euro/USD – 1.10; GBP/USD – 1.51

Currency rates as of March 31, 2016 - 1 US$ = 66.26

Currency rates as of June 30, 2016 - 1 US$ = 67.53

Investments

This quarter we made an investment in Trifacta, a leading provider of data wrangling software that enables non-technical users to easily transform data for analysis. As part of this investment Trifacta will provide a data wrangling solution for the Infosys Information Platform (IIP) and Infosys’ other platforms and offerings.

Business Highlights

We continue to execute on our strategy of bringing automation and innovation to help our clients Renew their existing businesses and IT landscapes while enabling New kinds of opportunities through new user experiences, leveraging new open intelligent technology and platforms, and driving deeper problem-finding using Design Thinking. This quarter we launched Infosys Mana, a knowledge-based AI platform; we continued to grow our top accounts and increased our momentum in large deals; and we began to monetize key initiatives such as Zero Distance – our program to drive innovation in every client project.

Purposeful AI for the Enterprise

We launched Infosys Mana, a knowledge-based AI platform that brings machine learning together with the deep knowledge of an organization, to drive automation and innovation – enabling businesses to continuously reinvent their system landscapes. We are already working with a number of clients including JCI and Syngenta.

Syngenta AG is transforming their IT organization towards innovation and delivering more value to business. Towards this Syngenta has chosen Infosys Mana platform that will help accelerate this journey. Robert Weltevreden, Head of SBS at Syngenta, said, “We have chosen Infosys Mana, a Knowledge-based Artificial Intelligence Platform, to help us with insights, drive automation, innovation, efficiency and excellence across the organization. Mana will help us capture knowledge across systems and process, identify and execute opportunities to lower cost of change, and fundamentally help transform business processes on an ongoing basis.”

Syngenta AG, one of the world’s leading Agribusiness companies, has selected Infosys as their key strategic partner in IT Services across a multi-year managed service engagement. Syngenta and Infosys shall jointly accelerate innovation and bring in a paradigm shift through a Design Studio operating on Design Thinking principles. This partnership will bring in new capabilities, agility, and on-demand services to stay a step ahead on bringing new technology to service business needs proactively.

Jeff Augustin, Vice President and CIO at Johnson Controls, said, “Johnson Controls (JCI) is transforming the role IT plays in accelerating growth and delivering value to the business. Towards this objective, we have chosen Infosys Mana, a Knowledge-based Artificial Intelligence Platform, to help us drive automation, innovation, efficiency and excellence across the enterprise. We will be leveraging Mana to identify and execute on opportunities to lower the cost of maintenance, capture the know-how of our often fragmented and complex systems and enable our businesses to be more nimble and agile.”

IIP as the Data Storage and Machine Learning Foundation for Mana Continues to See Good Adoption

Hermes Parcelnet Ltd, a leading European consumer delivery specialist, has selected Infosys to implement a next-generation BI platform based on the Infosys Information Platform (IIP). Steve Bower, Head of Management Information at Hermes Parcelnet Ltd, said, “Infosys provided a comprehensive assessment of our Management Information (MI) capabilities. This included a strategic roadmap which helped us implement a set of tactical improvements on our current MI estate and provided stability as well as a smooth peak. In addition, Infosys is in the process of helping us deliver our Big Data platform which will improve our ability to make decisions on a real time basis and enhance our operational efficiencies. We are confident that our partnership with Infosys will help us deliver even more value for our business in the future.”

Strategy and Design Consulting: Finding and Solving the Most Significant Challenges of Our Clients

Over the last quarter, we made significant progress in leveraging design thinking to proactively drive new business transformation programs for our clients.

Carlos E Amesquita, Chief Information Officer, The Hershey Company, said, “Infosys is partnering with us in our key transformational initiatives spanning SAP implementation, sales, digital and being an insights driven organization. In all of these, Infosys’ approach of Design Thinking is helping us drive a cultural transformation, while enabling key organizational processes and capabilities with speed.”

JIM WARREN, Business Unit Director, Jabil, said, “Jabil and our medical division, Nypro, has deep expertise in hardware design and manufacturing of healthcare wearables. We have partnered with Infosys for their Design Thinking, Big-Data analytics and Cloud Service capabilities to create the next generation of connected healthcare services that are both agile and medical device agnostic. We are very excited about this partnership and the immense value Infosys has brought to the table thus far.”

Panaya, Skava & EdgeVerve

We continue to see traction with Panaya and Skava. Infosys and Kohl’s are working together, using Design Thinking and leveraging the Skava digital platform to enhance customers, associates, and the overall Kohls experience.

The EdgeVerve business continued its strong market momentum with 16 wins and 21 go-lives for both the Finacle and Edge suite of solutions across markets.

EdgeVerve Systems launched its Blockchain Framework designed to further the adoption of blockchain technology by the global financial services sector. This permissioned ledger will allow banks to rapidly deploy blockchain-based services, providing them an opportunity to leverage a technology that has fundamentally challenged the operating principles underlying banking transactions and book keeping.

The Finacle Core Banking solution was selected to power Paytm’s new payments bank business. Paytm will leverage Finacle’s proven platform for its deposit products and payments platform, enabling it to rapidly roll out innovative offerings.

Shinjini Kumar, CEO, Paytm Payments Bank, said, “After considering multiple core banking solutions, Paytm is happy to announce that we have chosen Infosys Finacle as the core banking solution for our payments bank. With its large deployment base in India including some of the largest banks, Finacle has proven to be a scalable solution and we are confident that it will be able to support our aspiration to be a large and robust platform for small value, high volume transactions for millions of Indians.”

Speaking on their selection of AssistEdge, Pranav Chandra, Digital Strategist, Stora Enso said, “Stora Enso has embarked on a journey to automate its business processes. Towards this, I am pleased to confirm that we have now chosen Infosys as our preferred partner for the Robotic Process Automation Proof of Concept project. After initial discussions internally with our Group Finance Delivery and Group Sourcing, we believe Infosys will be able to provide the adequate mix of technical and business process expertise and competence within Robotic Process Automation, driven by Infosys AssistEdge.”

“Infosys’ suite of services increased our agility, helped us operate as a standalone company, and subsequently merge smoothly with the COFCO Group with minimal business risk. After the success of the integration, CofcoAgri has selected Infosys as the preferred partner for our global program to transform global operations across applications, infrastructure and end user computing powered by Infosys EdgeVerve,” said Dean Zia Dar, Group CIO, CofcoAgri.

Strengthening client relationships and adding new clients

•	National Australia Bank has chosen Infosys to build and run the technology solution that will enable it to participate in the New Payments Platform (NPP), an industry-led program in Australia that is aimed at delivering faster, flexible and data-rich payments.

“NAB has selected Infosys as our partner to build and run the technology solution for our payments platform, using D+H’s Global PayPlus payments software. We look forward to working with Infosys to deliver new and exciting capabilities for our customers,” said Michael Starkey, NAB Executive General Manager of Deposits and Transaction Services.

•	Carl Zeiss Group AG, the world’s most respected company for precision optics and optoelectronics manufacturing, has selected us as its key strategic partner for consulting and application services. As strategic partner, we will support the Zeiss Group as it consolidates and transforms its SAP landscape over the next five years, as well as helping in the transition towards HANA and cloud-based services such as MS Azure. Infosys’ support for Zeiss is enabled by a strong backbone of AI-based automation, design thinking framework and leveraging the power of open source and cloud.
•	Prem Chander, Chief Executive Officer, London Energy Trading, said, “As part of our global expansion plans there is an inherent need for us to transform and automate our trading, risk management and logistics business processes to handle the agility and real time nature of our business across 30+ countries. We selected Infosys to define the IT strategy and roadmap for addressing the global ETRM (Energy Trade Risk Management) Platform requirement for London Energy Trading, for which Infosys has brought in their extensive experience in Energy Trading coupled with their high end consulting capabilities to define the operating model for future proofing our business.”
•	Rutherford and Associates, a Direct Store Delivery solution provider, has chosen us as a strategic implementation partner for its flagship product eoStar – which is a popular choice among leading beverage distributors across North America. Paul Rutherford, President Rutherford and Associates, said, “We are extremely excited about the expertise in project implementations and ability to scale that Infosys brings to this partnership. Due to the vast experience in ERP solutions for the CPG industry that Infosys possesses, it is a natural fit that we feel will help scale our company to the next level.”

Grassroots Innovation through Zero Distance

Zero Distance – Evolving from project coverage to delivering value

Our Zero Distance, the grassroots innovation program across projects at Infosys, has evolved over the last year from project coverage to delivering value to clients in the form of incremental or adjacent innovative solutions that have had a direct impact on their business.

Owen Shier, Finance Controller APAC, Hudson Global Resources, said, “Infosys has been our trusted partner for the last seven years and has done a fantastic job delivering the required services. In the past few years, Infosys’ focus towards automation and innovation under its Zero Distance Programme and Design Thinking Movement has added significant value to our partnership. Infosys has proactively identified opportunities to make the existing streams of work more efficient by implementing automation and working closely with us to deliver innovative solutions. This has produced results which have not just met, but exceeded our expectations. I am sure this change in approach of proactively seeking new areas of improvements and innovative thinking will bring in lot of value add to Infosys’ existing and new customers. I look forward to further successful initiatives and collaborations from Infosys over the next few years.”

Extending the Reach through our Ecosystem

We continue to expand and enter into multiple strategic partnerships to offer innovative solutions to our clients:

•	Expanded our relationship with Microsoft Corp. to simplify and automate migration to Microsoft products and to accelerate Microsoft Azure-based and other digital transformations for clients
•	Entered into a strategic collaboration with Amazon Web Services (AWS) to offer a suite of technologies to ease transition from legacy IT to a modern cloud-based platform
•	Partnered with KUKA Aktiengesellschaft to jointly develop solutions to support companies embracing Industry 4.0. The aim of the collaboration is the development of a software platform that will allow customers to collect, evaluate and utilize data to improve their own processes
•	Infosys Finacle and Samsung SDS partnered to provide end customers a secure, fast and convenient way to use mobile banking and payment services. This partnership offers financial services customers a seamless user experience and hassle-free access without lengthy authentication processes
•	Infosys Finacle partnered with Onegini to integrate its mobile security platform with Finacle banking solutions. This integration will allow banks to provide their customers enhanced security such as fingerprint, facial, eye and voice recognition as well as multi-factor authentication, as they transact on devices

Awards and Recognition

•	Positioned as a Leader in Everest Group's 2016 PEAK Matrix™ for Independent Testing Services
•	Recognized as the 'IT Services Provider of the Year – Banking Financial Services and Insurance Sector’ by Frost & Sullivan
•	Infosys Finacle positioned as a Leader in Gartner’s Magic Quadrant for Global Retail Core Banking
•	Infosys Finacle rated ‘Best-in-class’ in Advanced Technology and Breadth of Functionality in Celent’s report, ‘Ubiquitous Digital For Channel Banking: Global Digital Platforms Solutions Vendors, 2016’

Beyond Business

We are committed to contributing towards and giving back to the communities in which we are present.

In India, the Infosys Foundation continues to serve as a powerful catalyst to bring about a positive change in the society. In this quarter, among various programs, the Foundation provided several grants towards education and healthcare. Some of these include grants to the Indian Institute of Science Education and Research – Pune and Bangalore Life Science Cluster

Through the quarter, Infosys Foundation USA relentlessly pursued its mission of providing equal access to Computer Science and Maker education to under-represented communities in the US. To evangelize the Maker movement, the Foundation launched the #WhyIMake social campaign at the June Nation of Makers event at the White House as well as announced the winners of the spring cycle of the Infy Maker Awards. At CrossRoads 2016, the Foundation’s annual thought leadership conference, the Foundation announced its CS for All Community Giving program in partnerships with National Science Foundation and DonorsChoose.org. The program pioneers a new model of crowdsourced funding for training of computer science teachers in public schools.

About Infosys Ltd

Infosys is a global leader in technology services and consulting. We enable clients in more than 50 countries to create and execute strategies for their digital transformation. From engineering to application development, knowledge management and business process management, we help our clients find the right problems to solve, and to solve these effectively. Our team of 190,000+ innovators, across the globe, is differentiated by the imagination, knowledge and experience, across industries and technologies, that we bring to every project we undertake.

Visit www.infosys.com to see how Infosys (NYSE: INFY) can help your enterprise thrive in the digital age.

Safe Harbor

Certain statements in this press release concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2016. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that the date of this press release is July 15, 2016, and any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of this date. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company unless it is required by law.

Contact

Investor Relations	Sandeep Mahindroo +91 80 3980 1018 Sandeep_Mahindroo@infosys.com
Media Relations	Sarah Vanita Gideon, India +91 80 4156 3373 Sarah_Gideon@infosys.com	Cristin Balog +1 510 366 9484 Cristin_Balog@infosys.com

Infosys Limited and subsidiaries

Consolidated Balance Sheets as of

(In crore except share data)

	June 30, 2016	March 31, 2016
ASSETS
Current assets
Cash and cash equivalents	31,050	32,697
Current investments	563	75
Trade receivables	11,893	11,330
Unbilled revenue	3,270	3,029
Prepayments and other current assets	5,437	4,448
Derivative financial instruments	60	116
Total current assets	52,273	51,695
Non-current assets
Property, plant and equipment	10,965	10,530
Goodwill	3,792	3,764
Intangible assets	958	985
Investment in associate	103	103
Non-current investments	1,740	1,811
Deferred income tax assets	626	536
Income tax assets	5,211	5,230
Other non-current assets	751	735
Total non-current assets	24,146	23,694
Total assets	76,419	75,389
LIABILITIES AND EQUITY
Current liabilities
Trade payables	262	386
Derivative financial instruments	7	5
Current income tax liabilities	4,109	3,410
Client deposits	26	28
Unearned revenue	1,539	1,332
Employee benefit obligations	1,420	1,341
Provisions	536	512
Other current liabilities	6,850	6,225
Total current liabilities	14,749	13,239
Non-current liabilities
Deferred income tax liabilities	248	256
Other non-current liabilities	135	115
Total liabilities	15,132	13,610
Equity
Share capital- 5 par value 240,00,00,000 (240,00,00,000) equity shares authorized, issued and outstanding 228,56,33,494 (228,56,21,088), net of 1,13,11,170 (1,13,23,576) treasury shares, as of June 30, 2016 (March 31, 2016), respectively	1,144	1,144
Share premium	2,250	2,241
Retained earnings	57,168	57,655
Other reserves	–	–
Other components of equity	725	739
Total equity attributable to equity holders of the company	61,287	61,779
Non-controlling interests	–	–
Total equity	61,287	61,779
Total liabilities and equity	76,419	75,389

Infosys Limited and subsidiaries

Consolidated Statements of Comprehensive Income

(In crore except share and per equity share data)

	Three months ended June 30, 2016	Three months ended June 30, 2015
Revenues	16,782	14,354
Cost of sales	10,681	9,123
Gross profit	6,101	5,231
Operating expenses:
Selling and marketing expenses	920	820
Administrative expenses	1,134	964
Total operating expenses	2,054	1,784
Operating profit	4,047	3,447
Other income, net	753	758
Share in associate’s profit/(loss)	(2)	–
Profit before income taxes	4,798	4,205
Income tax expense	1,362	1,175
Net profit	3,436	3,030
Other comprehensive income
Items that will not be reclassified to profit or loss:
Re-measurement of the net defined benefit liability/(asset)	(17)	(7)
Cumulative impact on reversal of unrealized gains on quoted debt securities on adoption of IFRS 9	(35)	–
Equity instruments through other comprehensive income	–	–
Items that may be reclassified subsequently to profit or loss:
Fair value changes on investments	–	(12)
Exchange differences on translation of foreign operations	38	144
Total other comprehensive income, net of tax	(14)	125
Total comprehensive income	3,422	3,155
Profit attributable to:
Owners of the company	3,436	3,030
Non-controlling interests	–	–
	3,436	3,030
Total comprehensive income attributable to:
Owners of the company	3,422	3,155
Non-controlling interests	–	–
	3,422	3,155
Earnings per equity share
Basic ()	15.03	13.26
Diluted ()	15.03	13.26
Weighted average equity shares used in computing earnings per equity share
Basic	228,56,22,329	228,56,10,264
Diluted	228,57,68,122	228,56,72,309

NOTE:

1.	The audited Consolidated interim Balance sheets and Consolidated interim Statements of Comprehensive Income for the three months ended June 30, 2016 have been taken on record at the Board meeting held on July 15, 2016
2.	A Fact Sheet providing the operating metrics of the company can be downloaded from www.infosys.com